First Security Group, Inc. and Subsidiary
Consolidated Balance Sheets

	March 31, 2015	December 31, 2014	March 31, 2014
(in thousands, except share amounts)	(unaudited)		(unaudited)
ASSETS
Cash and Due from Banks	$14,486	$18,447	$7,896
Interest Bearing Deposits in Banks	7,569	29,582	11,503
Cash and Cash Equivalents	22,055	48,029	19,399
Securities Available-for-Sale	91,962	95,571	120,087
Securities Held-to-Maturity, at amortized cost (fair value - $124,563 at March 31, 2015; $128,058 at December 31, 2014 and $132,695 at March 31, 2014)	119,224	124,485	131,819
Loans Held-for-Sale	23,347	72,242	35,503
Loans	734,478	663,622	604,859
Less: Allowance for Loan and Lease Losses	8,650	8,550	9,200
Net Loans	725,828	655,072	595,659
Premises and Equipment, net	29,318	28,347	28,143
Bank Owned Life Insurance	29,362	29,204	28,649
Other Real Estate Owned	4,199	4,511	7,067
Other Assets	13,983	12,783	14,179
TOTAL ASSETS	$1,059,278	$1,070,244	$980,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Noninterest Bearing Demand	$160,128	$159,996	$150,075
Interest Bearing Demand	117,557	111,021	100,495
Savings and Money Market Accounts	265,269	258,694	204,007
Certificates of Deposit less than $250 thousand	244,891	151,089	284,931
Certificates of Deposit of $250 thousand or more	20,738	119,514	29,765
Brokered Deposits	114,969	105,299	72,559
Total Deposits	923,552	905,613	841,832
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	13,292	12,750	12,661
Other Borrowings	24,500	56,000	37,585
Other Liabilities	7,208	5,901	3,773
Total Liabilities	968,552	980,264	895,851
SHAREHOLDERS’ EQUITY
Common Stock – $.01 par value – 150,000,000 shares authorized; 66,805,259 shares issued as of March 31, 2015; 66,826,134 shares issued as of December 31, 2014 and 66,635,101 shares issued as of March 31, 2014	766	766	764
Paid-In Surplus	197,908	197,614	196,841
Accumulated Deficit	(101,085)	(101,625)	(104,087)
Accumulated Other Comprehensive Loss	(6,863)	(6,775)	(8,864)
Total Shareholders’ Equity	90,726	89,980	84,654
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,059,278	$1,070,244	$980,505

First Security Group, Inc. and Subsidiary
Consolidated Statements of Operations
(unaudited)

	Three Months Ended
	March 31,
(in thousands, except per share data)	2015	2014
INTEREST INCOME
Loans, including fees	$8,456	$7,016
Investment Securities – taxable	841	1,060
Investment Securities – non-taxable	78	240
Other	18	13
Total Interest Income	9,393	8,329
INTEREST EXPENSE
Interest Bearing Demand Deposits	47	47
Savings Deposits and Money Market Accounts	203	130
Certificates of Deposit	474	613
Brokered Deposits	310	561
Other	27	53
Total Interest Expense	1,061	1,404
NET INTEREST INCOME	8,332	6,925
Provision (Credit) for Loan and Lease Losses	707	(972)
NET INTEREST INCOME AFTER CREDIT FOR LOAN AND LEASE LOSSES	7,625	7,897
NONINTEREST INCOME
Service Charges on Deposit Accounts	674	741
Mortgage Banking Income	212	180
Gain on Sales of Securities Available-for-Sale	8	371
Gain on Sales of Loans	1,060	—
Other	2,527	1,343
Total Noninterest Income	4,481	2,635
NONINTEREST EXPENSES
Salaries and Employee Benefits	5,420	5,274
Expense on Premises and Fixed Assets, net of rental income	1,463	1,377
Other	4,538	3,794
Total Noninterest Expenses	11,421	10,445
INCOME (LOSS) BEFORE INCOME TAX PROVISION	685	87
Income Tax Provision	145	132
NET INCOME (LOSS)	540	(45)
NET INCOME (LOSS) PER SHARE:
Net Income (Loss) Per Share – Basic	$0.01	$(0.00)
Net Income (Loss) Per Share – Diluted	$0.01	$(0.00)
Dividends Declared Per Common Share	$—	$—